UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Commission File Number 000-12713

NEC Corporation

(Translation of registrant’s name into English)

7-1, Shiba 5-chome

Minato-ku, Tokyo 108-8001

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	May 12, 2021

NEC Corporation

By:	/s/ Naoko Taniguchi
Name:	Naoko Taniguchi
Title:	General Manager, Legal Division

Press Release - Media Contacts: press@news.jp.nec.com

***** For immediate use May 12, 2021

Consolidated Financial Results

for the Fiscal Year Ended

March 31, 2021

Consolidated Financial Results for the Fiscal Year Ended March 31, 2021 [IFRS]

			May 12, 2021
Company name	NEC Corporation		Listing: Tokyo Stock Exchange
Securities Code	6701	URL https://www.nec.com/
Representative	Takayuki Morita, President and CEO

Contact	Kazushi Okabe, General Manager of the Corporate Communications Division	TEL +81-3-3798-6511

Scheduled date of annual general meeting of shareholders	June 22, 2021 Scheduled date of dividend payments	June 1, 2021
Scheduled date of Annual Securities Report filing	June 22, 2021
Supplementary materials for financial results	Yes
Financial results briefing	Yes (for institutional investors and analysts)
(Million JPY, rounded to the nearest million JPY)

1. Consolidated Financial Results for the Year ended March 31, 2021 (April 1, 2020 – March 31, 2021)

(1) Consolidated Operating Results	(Percentage indicate year-on-year changes.)

	Revenue		Operating profit		Profit before income taxes		Net profit for the year		Net profit attributable to owners of the parent		Total comprehensive income for the year
Fiscal Year ended	JPY (millions	)%	JPY (millions	)%	JPY (millions	)%	JPY (millions	)%	JPY (millions	)%	JPY (millions	)%
March 31, 2021	2,994,023	(3.3)	153,759	20.5	157,831	27.3	161,866	43.6	149,606	49.7	375,993	372.5
March 31, 2020	3,095,234	6.2	127,609	120.9	123,969	60.4	112,719	117.1	99,967	152.0	79,569	974.4

	Adjusted operating profit		Adjusted net profit attributable to owners of the parent		Basic earnings per share	Diluted earnings per share	Adjusted basic earnings per share
Fiscal Year ended	JPY (millions	)%	JPY (millions	)%	JPY	JPY	JPY
March 31, 2021	178,236	22.2	165,378	48.7	557.18	557.18	615.92
March 31, 2020	145,798	108.5	111,210	136.8	385.02	385.01	428.32

	Return on equity attributable to owners of the parent	Ratio of profit before income taxes to total assets	Ratio of operating profit to revenue
Fiscal Year ended	%	%	%
March 31, 2021	13.5	4.6	5.1
March 31, 2020	11.3	4.1	4.1

(Reference) Share of profit (loss) of entities accounted for using the equity method: Year ended March 31, 2021: 4,994 million JPY Year ended March 31, 2020: 3,347 million JPY

(2) Consolidated Financial Position

	Total assets		Total equity		Equity attributable to owners of the parent	Ratio of equity attributable to owners of the parent to total assets	Equity per share attributable to owners of the parent
As of	JPY (millions	)	JPY (millions	)	JPY (millions	)%	JPY
March 31, 2021	3,668,564		1,561,826		1,308,151	35.7	4,800.67
March 31, 2020	3,123,254		1,114,523		910,674	29.2	3,508.16

(3) Consolidated Cash Flows

	Cash flows from operating activities		Cash flows from investing activities	Cash flows from financing activities		Cash and cash equivalents, at end of the year
Fiscal Year ended	JPY (millions	)	JPY (millions )	JPY (millions	)	JPY (millions	)
March 31, 2021	274,907		(122,491)	1,394		523,345
March 31, 2020	261,863		(84,023)	(91,747)		359,252

2. Dividends

	Annual dividends					Total dividends	Payout ratio (consolidated)	Ratio of dividends to equity attributable to owners of the parent (consolidated)
	End of first quarter	End of second quarter	End of third quarter	Fiscal year-end	Total
Fiscal Year ended	JPY	JPY	JPY	JPY	JPY	JPY (millions)	%	%
March 31, 2020	—	30.00	—	40.00	70.00	18,188	18.2	2.1
March 31, 2021	—	40.00	—	50.00	90.00	24,556	16.2	2.2
March 31, 2022 (forecast)	—	50.00	—	50.00	100.00		40.7

3. Consolidated Financial Results Forecast for the Fiscal Year Ending March 31, 2022 (April 1, 2021 – March 31, 2022)

(Percentage indicate year-on-year changes.)

	Revenue		Operating profit		Net profit attributable to owners of the parent		Basic earnings per share
	JPY (millions)	%	JPY (millions)	%	JPY (millions) %		JPY
Fiscal Year ending March 31, 2022	3,000,000	0.2	120,000	(22.0)	67,000	(55.2)	245.88

	Adjusted operating profit		Adjusted net profit attributable to owners of the parent		Adjusted basic earnings per share
	JPY (millions)	%	JPY (millions)	%	JPY
Fiscal Year ending March 31, 2022	155,000	(13.0)	90,000	(45.6)	330.28

*	Notes

(1) Changes in significant subsidiaries during the period

(Changes in specified subsidiaries resulting in the change in consolidation scope): None

Newly included	: None
Excluded	: None

(2) Changes in accounting policies and changes in accounting estimates

1) Changes in accounting policies required by IFRS	: None
2) Changes in accounting policies other than 1)	: None
3) Changes in accounting estimates	: None

(3) Number of shares outstanding (common stock)

1) Number of shares outstanding at the year-end (including treasury stock)	March 31, 2021	272,849,863 shares	March 31, 2020	260,473,263 shares
2) Number of treasury stock at the year-end	March 31, 2021	356,713 shares	March 31, 2020	885,719 shares
3) Average number of shares during the year	March 31, 2021	268,503,921 shares	March 31, 2020	259,644,373 shares

(Reference) Overview of Non-consolidated Financial Results

1. Non-consolidated Financial Results for the Year Ended March 31, 2021 (April 1, 2020 – March 31, 2021)

(1) Non-consolidated Operating Results	(Percentage figures represent year-on-year changes.)

	Revenue		Operating profit		Ordinary profit		Net profit
Fiscal Year ended	JPY (millions)	%	JPY (millions)	%	JPY (millions)	%	JPY (millions)	%
March 31, 2021	1,705,459	(4.7)	52,403	(7.8)	66,267	2.7	164,404	323.3
March 31, 2020	1,789,661	8.2	56,815	—	64,508	81.0	38,843	79.8

	Basic earnings per share		Diluted earnings per share
Fiscal Year ended	JPY		JPY
March 31, 2021	612.27		—
March 31, 2020	149.60		—

(2) Non-consolidated Financial Position

	Total assets		Net assets		Equity ratio		Net assets per share
As of	JPY (millions)		JPY (millions)		%		JPY
March 31, 2021	2,396,088		928,862		38.8		3,408.74
March 31, 2020	2,100,174		719,443		34.3		2,771.40

(Reference) Equity	as of March 31, 2021	928,862	JPY (millions)	as of March 31, 2020	719,433	JPY (millions)

*	This summary of consolidated financial results is outside the scope of audit to be performed by certified public accountants or an audit firm.
*	Explanation concerning the appropriate use of the financial results forecast and other special matters

(Adjusted profit (loss))

For definitions of “Adjusted operating profit (loss)” and “adjusted net profit (loss) attributable to owners of the parent,” please refer to “1.Overview of Business Results” on page 2.

(Cautionary statement with respect to forward-looking statements)

The forward-looking statements such as operating results forecast contained in this statements summary are based on the information currently available to NEC Corporation (“the Company”) and certain assumptions considered reasonable. Actual operating results may differ significantly from these forecasts due to various factors. For details, please refer to “5. Cautionary Statement with Respect to Forward-Looking Statements” on page 43.

(How to obtain supplementary financial materials and information on the financial results briefing)

On May 12, 2021, the Company will hold a financial results briefing for the institutional investors and analysts. Presentation materials will be posted on the company website after the release of financial results, and the presentation video and Q&A summary will be also posted on the company website promptly after the financial results briefing.

In addition to the above, the Company periodically holds briefings on business and operating results for the individual investors. Presentation materials and Q&A summary will be posted on the company website promptly after the briefing. For the schedule and details, please check the company website.

1. Overview of Business Results

As stated in the July 21, 2020 announcement, “NEC to Revise Operating Segments”, starting from the first quarter of the consolidated financial results for the fiscal year ended March 31, 2021, the Company announced operating results using revised segments. Figures for the corresponding period of the previous fiscal year have been restated to conform to the new segments.

“Adjusted operating profit (loss)” is an indicator for measuring underlying profitability in order to clarify the contribution of acquired companies to the NEC Group’s overall earnings. It is measured by deducting amortization of intangible assets recognized as a result of M&A and expenses for acquisition of companies (financial advisory fees and other fees) from operating profit (loss). Also, “Adjusted net profit (loss) attributable to owners of the parent” is an indicator for measuring underlying profitability attributable to owners of the parent. It is measured by deducting adjustment items of operating profit (loss) and corresponding amounts of tax and non-controlling interests from net profit (loss) attributable to owners of the parent.

(1) Overview of Operating Results

The world economy and the Japanese economy during the fiscal year ended March 31, 2021 both deteriorated significantly during the first quarter due to the effects of restrictions on personal movement and suspension of sales and production activities due to the global pandemic of new coronavirus (COVID-19). Although the economy picked up slightly after the second quarter of the fiscal year ended March 31, 2021, it still remained slow.

Under these business conditions, the NEC Group worked on measures that included the “Reform of profit structure,” the “Achievement of growth” and the “Restructuring of execution capabilities,” as outlined in the “Mid-term Management Plan 2020” announced in January 2018.

In terms of the “Reform of profit structure,” NEC curbed unprofitable projects and low-profit projects that have traditionally been a factor in reducing profits, in addition to deconsolidation by selling a majority of the shares of NEC Display Solutions, Ltd., a subsidiary of the Company. Moreover, NEC Energy Solutions, Inc, a U.S.-based subsidiary responsible for the electricity storage system business, has promoted business portfolio reforms such as the reduction of business through the suspension of new orders, and as part of minimizing the impact of the new coronavirus on business performance, NEC is reviewing and thoroughly reducing costs, actively cultivating new business opportunities under the “new normal,” promoting asset reduction, such as the sale of land at the Sagamihara Plant and the sale of shares, and responding quickly and flexibly to rapidly changing business environments, while enhancing its ability to operate business in a stable manner.

As for the “Achievement of growth,” NEC Group has been promoting the integration of business operations of Northgate Public Services Limited and KMD A/S into the NEC Group, which were acquired after 2018, and further acquisitions by both companies have strengthened NEC Group’s global digital government business. Furthermore, in December 2020, NEC entered the digital finance field globally through the acquisition of Avaloq Group AG, a major Swiss financial software company.

In the 5th generation mobile communication system (5G) domain, the provision of base stations to telecommunications carriers is in full swing, and in addition, strategic collaboration with various partners is being promoted. In June 2020, NEC agreed with Rakuten Mobile, Inc. to jointly develop a standalone 5G core network ranging from RAN to core network based on 5G communication technology. Furthermore, NEC agreed with Nippon Telegraph and Telephone Corporation (“NTT Corporation”) on a capital and business alliance aimed at joint research and development of ICT products utilizing innovative optical and wireless technologies and global expansion, while also strengthening the medium to long-term business promotion system. In addition, in November 2020, NEC established an Open RAN business development base in the United Kingdom and is participating in the UK Government-led demonstration project “NeutrORAN” utilizing 5G Open RAN, while also expanding activities for international growth.

Moreover, as the new coronavirus continued to spread worldwide, from July 2020, five major airports in Hawaii, U.S.A., began introducing infectious disease control solutions from NEC that combine biometrics and video analysis technologies with thermal cameras in order to realize safe and secure travel for tourists and business travelers and safety measures for local residents.

Regarding the “Restructuring of execution capabilities,” NEC took measures to create customer value by utilizing the latest technology and worked on reforms to maximize the power of its employees. As part of creating customer value utilizing the latest technology, NEC utilized a new research and development mechanism called “co-creation R&D” in which issues and technologies are brought together by industry, government and academia for research and development. Furthermore, in September 2020, BIRD INITIATIVE, Inc. was established by six companies in different industries, including NEC, in order to carry out new businesses such as research and development related to digital technology, contract research, consulting, and investment. Next, as a reform to maximize the power of employees, the “NEC Way” was revised in April 2020, in order to clarify the significance of the company’s existence and show the connection between the company’s positions and each person’s values and actions as an axis that all NEC Group employees should share. In July 2020, NEC started a digital office project to support new ways of working with digital transformation (DX), and the company has launched a variety of system demonstration experiments using digital technologies, such as biometric authentication and video analysis, at NEC headquarters. In addition, in order for employees with diverse values and lifestyles to continue to grow and work with peace of mind, in October 2020, NEC established NEC Life Career, Ltd., to support the independent career development of employees and ensure the placement of the right people in the right places at the right time.

The NEC Group recorded consolidated revenue of 2,994.0 billion JPY for the fiscal year ended March 31, 2021, a decrease of 101.2 billion JPY (3.3%) year-on-year. This decrease was mainly due to decreased revenue in the Public Solutions business, the Enterprise business, and the Global business, despite increased revenue in the Network Services business and Public infrastructure business.

Regarding profitability, operating profit improved by 26.2 billion JPY year-on-year, to an operating profit of 153.8 billion JPY, mainly due to improving profitability by reducing unprofitable projects and improvement in selling, general and administrative expenses from expenditure efficiency, in addition to improvement in other operating income from gain on sales of land and gain on sales of subsidiaries, despite decreased revenue. Adjusted operating profit improved by 32.4 billion JPY year-on-year, to an adjusted operating profit of 178.2 billion JPY.

Profit before income taxes was a profit of 157.8 billion JPY, a year-on-year improvement of 33.9 billion JPY, mainly due to improved operating profit.

Net profit attributable to owners of the parent was a profit of 149.6 billion JPY, an improvement of 49.6 billion JPY year-on-year. This was primarily due to improved profit before income taxes. Adjusted net profit attributable to owners of the parent improved by 54.2 billion JPY year-on-year, to an adjusted net profit attributable to owners of the parent of 165.4 billion JPY.

Results by main segment

Revenue by segment (revenue from customers):

Segments	Fiscal year ended March 31, 2020	Fiscal year ended March 31, 2021	Change
	JPY (billions)	JPY (billions)%
Public Solutions	478.4	425.1	(11.1)
Public Infrastructure	678.8	692.9	2.1
Enterprise	549.8	503.1	(8.5)
Network Services	482.7	538.8	11.6
Global	493.1	450.0	(8.7)
Others	412.6	384.2	(6.9)

Total	3,095.2	2,994.0	(3.3)

Adjusted operating profit (loss) by segment:
Segments	Fiscal year ended March 31, 2020	Fiscal year ended March 31, 2021	Change
	JPY (billions)	JPY (billions)	JPY (billions)
Public Solutions	34.2	39.4	5.1
Public Infrastructure	64.2	59.4	(4.8)
Enterprise	52.1	48.2	(3.9)
Network Services	30.6	41.2	10.6
Global	(3.2)	7.5	10.7
Others	24.4	7.7	(16.7)
Adjustments	(56.5)	(25.1)	31.4

Total	145.8	178.2	32.4

Notes:

Amounts in this section “Results by main segment” are rounded to 0.1 billion JPY. Amounts in millions of JPY are shown in Note 9 “Segment information” in Note (5) “Notes to the Consolidated Financial Statements”.

(Business segment figures in brackets below denote increases or decreases as compared with the corresponding period of the previous fiscal year.)

Public Solutions Business
Revenue:	425.1 billion JPY	(-11.1%)
Adjusted operating profit (loss):	39.4 billion JPY	(+5.1 billion JPY)

In the Public Solutions business, revenue was 425.1 billion JPY, a decrease of 53.3 billion JPY (-11.1%) year-on-year, mainly due to decreased sales in sectors that include healthcare and regional industries, as well as reduced renewal demand for business PCs.

Adjusted operating profit (loss) improved by 5.1 billion JPY year-on-year, to an adjusted operating profit of 39.4 billion JPY, mainly due to improving profitability, including reducing unprofitable projects.

Public Infrastructure Business
Revenue:	692.9 billion JPY	(+2.1%)
Adjusted operating profit (loss):	59.4 billion JPY	(-4.8 billion JPY)

In the Public Infrastructure business, revenue was 692.9 billion JPY, an increase of 14.1 billion JPY (+2.1%) year-on-year, mainly due to increased sales in the government sector, mainly from PCs for educational institutions on the back of the Japanese government’s GIGA school initiative.

Adjusted operating profit (loss) worsened by 4.8 billion JPY year-on-year, to an adjusted operating profit of 59.4 billion JPY, mainly due to decreased profit at consolidated subsidiaries despite increased profit in the government sector from increased sales.

Enterprise Business
Revenue:	503.1 billion JPY	(-8.5%)
Adjusted operating profit (loss):	48.2 billion JPY	(-3.9 billion JPY)

In the Enterprise business, revenue was 503.1 billion JPY, a decrease of 46.7 billion JPY (-8.5%) year-on-year, mainly due to reduced IT investments in the manufacturing, retail and service sectors, in addition to decreased sales of large-scale projects as compared with the previous year and reduced renewal demand for business PCs.

Adjusted operating profit (loss) worsened by 3.9 billion JPY year-on-year, to an adjusted operating profit of 48.2 billion JPY, mainly due to decreased sales, despite reducing unprofitable projects.

Network Services Business
Revenue:	538.8 billion JPY	(+11.6%)
Adjusted operating profit (loss):	41.2 billion JPY	(+10.6 billion JPY)

In the Network Services business, revenue was 538.8 billion JPY, an increase of 56.1 billion JPY (+11.6%) year-on-year, mainly due to an increase in sales in the mobile network domain and fixed network domain on the back of 5G adoption by telecom operators.

Adjusted operating profit (loss) improved by 10.6 billion JPY year-on-year, to an adjusted operating profit of 41.2 billion JPY, mainly due to increased sales.

Global Business
Revenue:	450.0 billion JPY	(-8.7%)
Adjusted operating profit (loss):	7.5 billion JPY	(+10.7 billion JPY)

In the Global business, revenue was 450.0 billion JPY, a decrease of 43.1 billion JPY (-8.7%) year-on-year, mainly due to decreased sales in the display area, the de-consolidation of subsidiaries in the display area and decreased sales in the wireless backhaul area, despite increased sales of submarine systems and safer cities resulting from the consolidation of Avaloq Group AG.

Adjusted operating profit (loss) improved by 10.7 billion JPY year-on-year, to an adjusted operating profit of 7.5 billion JPY, mainly due to gain on the sale of shares of subsidiaries, in addition to improved profitability in the business for service providers and safer cities, as well as increased sales of submarine systems.

Others
Revenue:	384.2 billion JPY	(-6.9%)
Adjusted operating profit (loss):	7.7 billion JPY	(-16.7 billion JPY)

In the Others, revenue was 384.2 billion JPY, a decrease of 28.3 billion JPY (-6.9%) year-on-year.

Adjusted operating profit (loss) worsened by 16.7 billion JPY year-on-year, to an adjusted operating profit of 7.7 billion JPY.

(2) Overview of Financial Position

Total assets were 3,668.6 billion JPY as of March 31, 2021, an increase of 545.3 billion JPY as compared with the end of the previous fiscal year. Current assets as of March 31, 2021 increased by 161.9 billion JPY compared with the end of the previous fiscal year to 1,860.8 billion JPY, mainly due to increase in cash and cash equivalents from the collection of trade and other receivables, despite decrease in assets held for sale. Non-current assets as of March 31, 2021 increased by 383.4 billion JPY compared with the end of the previous fiscal year to 1,807.7 billion JPY. This was mainly due to an increase in intangible assets and goodwill resulting from the acquisition of Avaloq Group AG.

Total liabilities as of March 31, 2021 increased by 98.0 billion JPY compared with the end of the previous fiscal year to 2,106.7 billion JPY. This was mainly due to an increase in contract liabilities resulting from increase of advance payment from customers and an increase in interest-bearing debt from long-term borrowings. The balance of interest-bearing debt amounted to 702.9 billion JPY, an increase of 27.4 billion JPY as compared with the end of the previous fiscal year. The debt-equity ratio as of March 31, 2021 was 0.54 (an improvement of 0.20 points as compared with the end of the previous fiscal year). The balance of net interest-bearing debt as of March 31, 2021, calculated by offsetting the balance of interest-bearing debt with the balance of cash and cash equivalents, amounted to 179.5 billion JPY, a decrease of 136.7 billion JPY as compared with the end of the previous fiscal year. The net debt-equity ratio as of March 31, 2021 was 0.14 (an improvement of 0.21 points as compared with the end of the previous fiscal year).

Total equity was 1,561.8 billion JPY as of March 31, 2021, an increase of 447.3 billion JPY as compared with the end of the previous fiscal year, mainly due to the recognition of net profit attributable to owners of the parent for the fiscal year ended March 31, 2021, the execution of issuance of new shares by way of third-party allotment to NTT Corporation, and the increase in other components of equity resulting from the rising market value of equity securities and remeasurements of defined benefit plans, despite payment of dividends.

As a result, total equity attributable to owners of the parent (total equity less non-controlling interests) as of March 31, 2021 was 1,308.2 billion JPY, and the ratio of equity attributable to owners of the parent was 35.7% (an improvement of 6.5 points as compared with the end of the previous fiscal year).

(3) Overview of Cash Flows

Net cash inflows from operating activities for the fiscal year ended March 31, 2021 were 274.9 billion JPY, an improvement of 13.0 billion JPY as compared with the previous fiscal year, mainly due to improved income before income taxes as well as improved working capital.

Net cash outflows from investing activities for the fiscal year ended March 31, 2021 were 122.5 billion JPY, an increase of 38.5 billion JPY as compared with the previous fiscal year, mainly due to the purchase of shares of newly consolidated subsidiaries resulting from the acquisition of Avaloq Group AG, despite an increase in proceeds from sales of securities and property, plant and equipment.

As a result, free cash flows (the sum of cash flows from operating activities and investing activities) for the fiscal year ended March 31, 2021 totaled a cash inflow of 152.4 billion JPY, a worsening of 25.4 billion JPY year-on-year.

Net cash flows from financing activities for the fiscal year ended March 31, 2021 totaled a cash inflow of 1.4 billion JPY, mainly due to proceeds from long-term borrowings, proceeds from issuance of common shares, proceeds from sales of interests in subsidiaries to non-controlling interests and proceeds from issuance of bonds, despite repayment of lease liabilities, redemption of bonds, and repayments of long-term borrowings.

As a result, cash and cash equivalents as of March 31, 2021 amounted to 523.3 billion JPY, an increase of 164.1 billion JPY as compared with the end of the previous fiscal year.

(4) Outlook for the Fiscal Year Ending March 31, 2022

The NEC Group anticipates consolidated revenue of 3,000.0 billion JPY for the fiscal year ending March 31, 2022 due to an increase in revenue from the consolidation of Avaloq Group AG, despite decreased revenue from the de-consolidation of subsidiaries in the display area.

The NEC Group anticipates consolidated operating profit of 120.0 billion JPY for the fiscal year ending March 31, 2022 due to aggressive strategic investment to transform the profit structure based on the “Mid-term Management Plan 2025”, as well as no gain on sales of land or gain on sales of subsidiaries, which were recorded for the fiscal year ended March, 31, 2021.

The NEC Group also expects 67.0 billion JPY of net profit attributable to owners of the parent for the same period. In addition, adjusted operating profit is planned to be 155.0 billion JPY, and adjusted net profit attributable to owners of the parent is expected to be 90.0 billion JPY.

(5) Basic Policy for Profit Distribution and Dividends for the Fiscal Year Ended March 31, 2021 and the Fiscal Year Ending March 31, 2022

The Company’s commitment to shareholder returns includes comprehensive consideration for the profit status of each period and future capital requirements as the Company considers that the investment in growing areas and strengthening the financial base, in addition to the execution of business operations with an emphasis on capital efficiency, will lead to creation of long-term corporate value.

For the fiscal year ended March 31, 2021, mainly considering that the operating profit, which is theprofit of the main business, exceeded the figures announced at the beginning of the fiscal year, the Company declared an annual dividend of 90 yen per share of common stock (interim dividend of 40 yen per share), an increase of 10 yen per share from the announcement at the beginning of the fiscal year.

For the fiscal year ending March 31, 2022, the Company plans for an annual dividend of 100 yen per share of common stock (interim dividend of 50 yen per share).

In addition, the Company stipulates in its Articles of Incorporation that it may determine distribution of surplus dividends flexibly through resolutions of the Board of Directors, and that record dates of distribution of surplus dividends shall be March 31 and September 30.

2. Status of the Group

The NEC Group’s consolidated subsidiaries (301 companies) are listed below by segment.

As of March 31, 2021

Segment	Subsidiaries
Public Solutions	NEC Nexsolutions, Ltd., and others

Public Infrastructure	Japan Aviation Electronics Industry Ltd., and others

Enterprise	NEC Facilities, Ltd., and others

Network Services	NEC Networks & System Integration Corp., and others

Global

NEC Corporation of America,

NEC Europe Ltd,

NEC Asia Pacific Pte. Ltd.,

NEC (China) Co., Ltd.,

NEC Latin America S.A.,

Avaloq Group AG,

Netcracker Technology Corp.,

KMD A/S

Northgate Public Services (UK) Ltd., and others

Others	NEC Platforms, Ltd., NEC Fielding, Ltd., NEC Solution Innovators, Ltd., ABeam Consulting Ltd., NEC Communication Systems, Ltd., NEC Management Partner, Ltd. and others

Note: Subsidiaries whose shares are listed on the financial instruments exchange:

TSE First Section- Japan Aviation Electronics Industry Ltd., and NEC Networks & System Integration Corp.

The diagram below shows the business system of the Company and affiliated companies in the NEC Group business operations.

As of March 31, 2021

Note: Arrows indicate the design, development, manufacture and sale of the product and the service providing relationship.

3. Basic View of Selected Accounting Standards

The NEC Group has applied International Financial Reporting Standards (IFRS) since the fiscal year ended March 31, 2017 in order to enhance the international comparability of its financial information in capital markets.

4. Consolidated Financial Statements and Notes to Consolidated Financial Statements

(1) Consolidated Statements of Financial Position

	JPY (millions)
	Notes	As of March 31, 2020	As of March 31, 2021
Assets
Current Assets
Cash and cash equivalents		359,252	523,345
Trade and other receivables		737,484	740,448
Contract assets		247,625	270,322
Inventories		199,326	185,548
Other financial assets		5,584	9,573
Other current assets		108,436	131,596

Subtotal		1,657,707	1,860,832
Assets held for sale	5	41,210	—

Total current assets		1,698,917	1,860,832
Non-current assets
Property, plant and equipment, net	3	558,077	553,171
Goodwill		182,334	300,530
Intangible assets, net		199,093	368,858
Investments accounted for using the equity method		74,092	73,316
Other financial assets		219,326	210,427
Deferred tax assets		165,183	133,881
Other non-current assets		26,232	167,549

Total non-current assets		1,424,337	1,807,732

Total assets		3,123,254	3,668,564

Consolidated Statements of Financial Position (Continued)

	JPY (millions)
	Notes	As of March 31, 2020	As of March 31, 2021
Liabilities and equity
Liabilities
Current liabilities
Trade and other payables		460,881	467,638
Contract liabilities		195,152	250,011
Bonds and borrowings		154,992	51,510
Accruals		191,440	215,965
Lease liabilities		47,085	47,480
Other financial liabilities		14,995	19,670
Accrued income taxes		12,624	28,147
Provisions		59,412	55,381
Other current liabilities		55,153	61,721

Subtotal		1,191,734	1,197,523
Liabilities directly associated with assets held for sale	5	30,133	—

Total current liabilities		1,221,867	1,197,523
Non-current liabilities
Bonds and borrowings		364,828	488,739
Lease liabilities		108,514	115,127
Other financial liabilities		42,402	34,974
Net defined benefit liabilities		224,469	191,907
Provisions		12,369	20,421
Other non-current liabilities		34,282	58,047

Total non-current liabilities		786,864	909,215

Total liabilities		2,008,731	2,106,738
Equity
Share capital		397,199	427,831
Share premium		139,735	168,965
Retained earnings		436,361	564,660
Treasury shares		(4,157)	(1,578)
Other components of equity	4	(58,464)	148,273

Total equity attributable to owners of the parent		910,674	1,308,151
Non-controlling interests		203,849	253,675

Total equity		1,114,523	1,561,826

Total liabilities and equity		3,123,254	3,668,564

(2) Consolidated Statements of Profit or Loss and Comprehensive Income

Consolidated Statements of Profit or Loss

	JPY (millions)
Fiscal year ended March 31	Notes	2020	2021
Revenue		3,095,234	2,994,023
Cost of sales		2,207,675	2,132,840

Gross profit		887,559	861,183
Selling, general and administrative expenses		752,690	732,989
Other operating income (expenses)		(7,260)	25,565

Operating Profit		127,609	153,759
Finance income	6	8,477	9,691
Finance costs	6	15,464	10,613
Share of profit of entities accounted for using the equity method		3,347	4,994

Profit before income taxes		123,969	157,831
Income taxes		11,250	(4,035)

Net profit		112,719	161,866

Net profit attributable to
Owners of the parent		99,967	149,606
Non-controlling interests		12,752	12,260

Total		112,719	161,866

Earnings per share attributable to owners of the parent
Basic earnings per share (JPY)	10	385.02	557.18
Diluted earnings per share (JPY)	10	385.01	557.18

Consolidated Statements of Comprehensive Income

	JPY (millions)
Fiscal year ended March 31	Notes	2020	2021
Net profit		112,719	161,866
Other comprehensive income, net of tax
Items that will not be reclassified to profit or loss
Equity instruments designated as measured at fair value through other comprehensive income		(20,297)	56,645
Remeasurements of defined benefit plans		2,160	127,347
Share of other comprehensive income of entities accounted for using the equity method		(84)	280

Total items that will not be reclassified to profit or loss		(18,221)	184,272
Items that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations		(14,776)	30,522
Cash flow hedges		22	(1,305)
Share of other comprehensive income of entities accounted for using the equity method		(175)	638

Total items that may be reclassified subsequently to profit or loss		(14,929)	29,855

Total other comprehensive income, net of tax		(33,150)	214,127

Total comprehensive income		79,569	375,993

Total comprehensive income attributable to
Owners of the parent		69,622	356,343
Non-controlling interests		9,947	19,650

Total		79,569	375,993

(3) Consolidated Statements of Changes in Equity

(Fiscal year ended March 31, 2020)

		JPY (millions)
		Equity attributable to owners of the parent						Non- controlling interests	Total equity
	Notes	Share capital	Share premium	Retained earnings	Treasury shares	Other components of equity	Total
As of April 1, 2019		397,199	138,824	354,582	(3,547)	(28,119)	858,939	200,742	1,059,681

Net profit		—	—	99,967	—	—	99,967	12,752	112,719
Other comprehensive income (loss)		—	—	—	—	(30,345)	(30,345)	(2,805)	(33,150)

Comprehensive income		—	—	99,967	—	(30,345)	69,622	9,947	79,569
Purchase of treasury shares		—	—	—	(674)	—	(674)	—	(674)
Disposal of treasury shares		—	(0)	—	63	—	63	—	63
Cash dividends	8	—	—	(18,188)	—	—	(18,188)	(4,941)	(23,129)
Put option, written over shares held by a non-controlling interest shareholder		—	912	—	—	—	912	—	912
Changes in interests in subsidiaries		—	0	—	—	—	0	(1,899)	(1,899)

Total transactions with owners		—	912	(18,188)	(611)	—	(17,887)	(6,840)	(24,727)

As of March 31, 2020		397,199	139,735	436,361	(4,157)	(58,464)	910,674	203,849	1,114,523

(Fiscal year ended March 31, 2021)

		JPY (millions)
		Equity attributable to owners of the parent						Non- controlling interests	Total equity
	Notes	Share capital	Share premium	Retained earnings	Treasury shares	Other components of equity	Total
As of April 1, 2020		397,199	139,735	436,361	(4,157)	(58,464)	910,674	203,849	1,114,523

Net profit		—	—	149,606	—	—	149,606	12,260	161,866
Other comprehensive income (loss)		—	—	—	—	206,737	206,737	7,390	214,127

Comprehensive income		—	—	149,606	—	206,737	356,343	19,650	375,993
Issuance of common shares		30,632	30,374	—	—	—	61,006	—	61,006
Purchase of treasury shares		—	—	—	(640)	—	(640)	—	(640)
Disposal of treasury shares		—	20	—	3,219	—	3,239	—	3,239
Cash dividends	8	—	—	(21,307)	—	—	(21,307)	(5,400)	(26,707)
Changes in interests in subsidiaries		—	(1,164)	—	—	—	(1,164)	35,576	34,412

Total transactions with owners		30,632	29,230	(21,307)	2,579	—	41,134	30,176	71,310

As of March 31, 2021		427,831	168,965	564,660	(1,578)	148,273	1,308,151	253,675	1,561,826

(4)Consolidated Statements of Cash Flows

	JPY (millions)
Fiscal year ended March 31	Notes	2020	2021
Cash flows from operating activities
Profit before income taxes		123,969	157,831
Depreciation and amortization		166,360	167,613
Impairment loss		6,384	4,035
(Decrease) in provisions		(5,639)	(5,749)
Finance income	6	(8,477)	(9,691)
Finance costs	6	15,464	10,613
Share of profit of entities accounted for using the equity method		(3,347)	(4,994)
(Increase) decrease in trade and other receivables		(26,263)	4,120
Decrease (increase) in contract assets		11,911	(20,139)
Decrease in inventories		11,430	19,249
Increase in trade and other payables		1,653	4,926
Increase in contract liabilities		11,536	24,652
Other, net		(20,517)	(50,443)

Subtotal		284,464	302,023
Interest and dividends received		6,947	5,161
Interest paid		(9,052)	(7,813)
Income taxes paid		(20,496)	(24,464)

Net cash provided by operating activities		261,863	274,907
Cash flows from investing activities
Purchases of property, plant and equipment		(72,825)	(59,307)
Proceeds from sales of property, plant and equipment		6,903	41,761
Acquisitions of intangible assets		(16,372)	(11,629)
Purchase of equity instruments designated as measured at fair value through other comprehensive income		(1,820)	(2,620)
Proceeds from sales of equity instruments designated as measured at fair value through other comprehensive income		12,279	97,107
Purchase of shares of newly consolidated subsidiaries		(6,935)	(202,588)
Increase in cash flows resulting in change in scope of consolidation, net of consideration transferred		52	100
Proceeds from sales of shares of subsidiaries		—	8,444
Disbursement for sales of shares of subsidiaries		(220)	(2,969)
Purchases of investments in associates or joint ventures		(376)	(230)
Proceeds from sales of investments in associates or joint ventures		2,098	8,448
Other, net		(6,807)	992

Net cash used in investing activities		(84,023)	(122,491)

Consolidated Statements of Cash Flows (Continued)

	JPY (millions)
Fiscal year ended March 31	Notes	2020	2021
Cash flows from financing activities
(Decrease) in short-term borrowings, net		(4,349)	(47,333)
Proceeds from long-term borrowings		37,879	99,181
Repayments of long-term borrowings		(48,723)	(44,009)
Proceeds from issuance of bonds		—	35,000
Redemption of bonds		—	(55,000)
Repayments of lease liabilities		(53,620)	(57,530)
Proceeds from issuance of common shares		—	60,893
Proceeds from sales of interests in subsidiaries to non-controlling interests		—	35,000
Dividends paid	8	(18,177)	(21,296)
Dividends paid to non-controlling interests		(4,939)	(5,396)
Proceeds from disposal of treasury shares		63	3,239
Other, net		119	(1,355)

Net cash (used in) provided by financing activities		(91,747)	1,394

Effect of exchange rate changes on cash and cash equivalents		(4,496)	6,122

Net increase in cash and cash equivalents		81,597	159,932

Cash and cash equivalents, at the beginning of the year		278,314	359,252

(Decrease) increase in cash and cash equivalents resulting from transfer to assets held for sale	5	(659)	4,161

Cash and cash equivalents, at the end of the year		359,252	523,345

(5) Notes to Consolidated Financial Statements

1. Going Concern Assumptions

Not applicable.

2. Significant Accounting Policies

Unless otherwise stated, accounting policies set out below have been applied consistently to all periods presented in the consolidated financial statements.

Basis of Consolidation

Subsidiaries

The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Subsidiaries are entities that are directly or indirectly controlled by the Company. The NEC Group controls an entity when the NEC Group is exposed or has rights to variable returns from involvement with the entity, and has the ability to affect those returns by using its power, which is the current ability to direct the relevant activities, over the entity. To determine whether or not the NEC Group controls an entity, status of voting rights or similar rights, contractual agreements, and other relevant factors are considered.

The financial statements of the subsidiaries are included in the consolidated financial statements from the date when the control is obtained until the date when the control is lost. The financial statements of subsidiaries have been adjusted in order to conform to the accounting policies adopted by the Company as necessary.

Changes in the Company’s ownership interests in subsidiaries that do not result in a loss of control are accounted for as equity transactions. Any differences between the adjustment to non-controlling interest and fair value of consideration transferred or received are recognized directly in equity attributable to owners of the Company.

When control over a subsidiary is lost, the investment retained after the loss of control is re-measured at fair value as of the date when control is lost, and any gain or loss on such re-measurement and disposal of the interest sold is recognized in profit or loss.

Investments in Associates and Joint Arrangements

Associates are entities over which the NEC Group has significant influence over the decisions on financial and operating policies, but does not have control or joint control.

Joint arrangements are arrangements of which two or more parties have joint control. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control. The NEC Group classifies joint arrangements into either joint ventures or joint operations. The classification of a joint arrangement as a joint venture or a joint operation depends upon the rights and obligations of the parties to the arrangement. Joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. Joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets and obligations for the liabilities, relating to the arrangement. There are no joint operations that are considered material to the NEC Group.

Investment in associates and joint ventures are accounted for using the equity method and recognized at cost on the acquisition date. The carrying amount is subsequently increased or decreased to recognize the NEC Group’s share of profit or loss and other comprehensive income of the associates and joint ventures after the date of initial recognition.

The financial statements of associates and joint ventures have been adjusted in order to conform to the accounting policies adopted by the Company in applying the equity method, as necessary.

Impairment of an investment in associates and joint ventures is measured by comparing the recoverable amount and the carrying amount of the investment. The impairment loss is recognized in profit or loss. If there has been a change in the estimates used to determine the recoverable amount and the recoverable amount increases, the impairment loss is reversed.

Business Combinations

Business combinations are accounted for using the acquisition method.

The consideration transferred for the acquisition of a subsidiary is measured at fair value of the assets transferred, the liabilities incurred to former owners of the acquiree, and the equity interests issued by the NEC Group.

The consideration for certain acquisitions includes payments that are contingent upon future events, such as the achievement of milestones and sales targets.

Identifiable assets acquired and liabilities and certain contingent liabilities assumed are measured at the fair values at the acquisition date. Non-controlling interests are initially measured either at fair value or at the non-controlling interests’ proportionate share of the recognized amount of the acquiree’s identifiable net assets on a transaction-by-transaction basis.

Goodwill is measured as the excess of the sum of the fair value of consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest less the fair value of identifiable assets acquired, net of liabilities assumed at the acquisition date.

Acquisition related costs, such as agency, legal, and other professional, or consulting fees are recognized as expenses in the period they are incurred.

Foreign Currency Translation

Foreign Currency Transactions

Transactions in foreign currencies are translated into the respective functional currencies of the NEC Group companies using the exchange rate at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the exchange rate at the end of each reporting period. Non-monetary assets and liabilities denominated in foreign currencies that are measured at historical cost are translated into the functional currency using the exchange rate at the transaction date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are translated into the functional currency using the historical exchange rates at the date when the fair value was determined. Exchange differences arising from the settlement or translation of monetary items are recognized in profit or loss except for exchange differences arising from financial assets measured at fair value through other comprehensive income and qualifying hedging instruments in cash flow hedges to the extent that the hedges are effective, which are recognized in other comprehensive income.

Foreign Operations

The assets and liabilities of foreign operations are translated into Japanese yen using the exchange rate prevailing at the reporting date and their income and expenses are translated into Japanese yen using the average exchange rate for the period, unless the exchange rate fluctuates significantly. The foreign exchange differences arising on translation are recognized in other comprehensive income. In cases foreign operations are disposed of, the cumulative amount of other comprehensive income relating to that particular foreign operation is reclassified to profit or loss as part of gains and losses on the disposal.

Financial Instruments

Non-derivative Financial Assets

The NEC Group classifies non-derivative financial assets into financial assets measured at amortized cost, financial assets measured at fair value through other comprehensive income, or financial assets measured at fair value through profit or loss. The NEC Group has irrevocably elected to designate all equity instruments, except for those in the form of venture capital investments, in principle as financial assets measured at fair value through other comprehensive income.

The NEC Group initially recognizes financial assets measured at amortized cost on the date they originated. All other financial assets are initially recognized in the consolidated statements of financial position when the NEC Group becomes a party to the contractual provisions of the financial instruments.

The NEC Group derecognizes financial assets when the contractual rights to the cash flows from the asset expire, or when the NEC Group transfers the contractual rights to the cash flows from the asset, as well as substantially all the risks and rewards of ownership of the financial asset. Separate assets or liabilities are recognized when the NEC Group derecognizes financial assets, but still retains an interest that does not result in the retention of control over the financial asset.

Financial assets held by the NEC Group are measured at amortized cost when both of the following conditions are met:

- The financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows; and

- The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets measured at amortized cost are initially measured at fair value, plus any directly attributable transaction costs. Trade receivables that do not contain a significant financing component are measured at their transaction price. After initial recognition, the carrying amounts of financial assets measured at amortized cost are recognized using the effective interest method, less impairment loss. Amortization using the effective interest method and gains and losses on derecognition are recognized in profit or loss for the period.

The NEC Group has in principle elected to present subsequent changes in fair value of certain equity instruments in other comprehensive income except for those in the form of venture capital investments. These equity instruments are initially measured at fair value, plus any directly attributable transaction costs and measured at fair value in subsequent periods. Changes in fair value are included in other comprehensive income and never reclassifies to profit or loss and the NEC Group never reclassifies accumulated other comprehensive income to retained earnings subsequently. Dividends from equity instruments designated as measured at fair value through other comprehensive income are recognized as finance income in profit or loss, unless the dividends clearly represent a recovery of part of the cost of the investment.

Financial assets other than financial assets measured at amortized cost or equity instruments designated as measured at fair value through other comprehensive income are classified as financial instruments measured at fair value through profit or loss. These financial assets are measured at fair value after initial recognition, and changes in their fair value are recognized in profit or loss. Gains and losses on financial instruments measured at fair value through profit or loss are recognized in profit or loss.

Impairment of Financial Assets

As for impairments on financial assets measured at amortized costs, the NEC Group recognizes allowances for expected credit losses by assessing whether the credit risk on the financial assets has increased significantly at each reporting date since initial recognition. Allowances are measured based on the estimated credit loss arising from the possible defaults during the 12 months after the reporting date (12-month expected credit loss) when the credit risk associated with the financial assets has not significantly increased since initial recognition. When the credit risk associated with the financial assets has significantly increased since initial recognition or the financial assets are credit-impaired, an allowance for expected credit loss is calculated based on the estimated credit loss arising from all possible defaults over the estimated remaining period of the financial instruments (life-time expected credit loss). Notwithstanding the above, an allowance for expected credit loss on trade receivables and contract assets is always calculated based on the estimated credit loss over the entire period. Significant increase in credit risk is determined based on changes in risks of a default occurring and the changes in such risks are determined considering significant financial difficulty, breach of contract, or increase in probability where the borrower will enter bankruptcy or other financial reorganization. Changes in allowances are recognized in profit and loss.

Non-derivative Financial Liabilities

The NEC Group classifies non-derivative financial liabilities into financial liabilities measured at amortized cost. The NEC Group recognizes debt securities on the date of issuance. All other financial liabilities are initially recognized on the date when the NEC Group becomes a party to contractual provisions. The NEC Group derecognizes a financial liability when its contractual obligations are discharged, canceled, or expired. These financial liabilities are measured initially at fair value less any directly attributable transaction costs and subsequently measured at amortized cost using the effective interest method. Amortization amounts are recognized as finance costs in profit or loss.

Derivative Financial Instruments

The NEC Group holds derivative financial instruments, such as forward exchange contracts, interest rate swaps, and currency options, to hedge foreign currency exposure and interest rate exposures. Derivatives are measured at fair value at the inception and subsequent periods. At the inception of a hedge relationship, derivatives designated as hedging instruments are classified as either cash flow hedge, fair value hedge, or hedge of a net investment. For derivatives that are not designated as hedging instruments, any changes in the fair value of the derivative are recognized in profit or loss. For derivatives that are designated as hedging instruments, the NEC Group documents the relationship between the hedging instrument and hedged item, risk management objectives and strategy in undertaking the hedge transaction and the hedged risk at the inception of the hedges. The NEC Group initially and continually assesses whether the hedging instruments are highly effective in offsetting changes in the fair value or the cash flows of the respective hedged items. The NEC Group does not currently have derivatives that are designated as hedging instruments in a fair value hedge nor net investment hedge relationship.

Cash Flow Hedges

The effective portion of changes in the fair value of derivatives is recognized in other comprehensive income and any ineffective portion of changes in the fair value is immediately recognized in profit or loss. The amount accumulated in other components of equity is reclassified to profit or loss in the same period during which the cash flows of the hedged item affect profit or loss. Hedge accounting is discontinued prospectively when the hedging instrument expires, is sold, terminated, exercised, when no longer meets the criteria for hedge accounting, a forecast transaction is no longer highly probable, or the designation is revoked. In addition, the NEC Group has selected the option to continue to apply hedge accounting of International Accounting Standards (“IAS”) 39.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, demand deposits, and short-term highly liquid investments that are readily convertible to known amounts of cash and subject to insignificant risk of changes in value, and redeemable in three months or less from each acquisition date.

Property, Plant and Equipment

Property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes expenses directly attributable to acquisition of the asset, costs of dismantling and removing the assets, costs of restoring the site, and borrowing costs to be capitalized. When significant components of property, plant and equipment have different useful lives, they are accounted for as separate items (by major components) of property, plant and equipment. Gains or losses on disposals of property, plant and equipment are recognized in profit or loss.

Except for assets that are not subject to depreciation, such as land and construction in progress, assets are depreciated mainly using the straight-line method over the estimated useful lives of assets. The residual value is generally estimated at zero, except for the cases where the selling price, after deducting the costs of disposal, at the end of the useful lives is estimable.

The estimated useful lives of major property, plant and equipment are as follows:

Buildings and structures	7 - 60 years
Machinery and equipment	2 - 22 years
Tools, furniture and fixtures	2 - 20 years

Depreciation methods, useful lives, and residual values of assets are reviewed at the end of each reporting period and revised, as necessary.

Goodwill

An asset representing the future economic benefits arising together with other assets through the acquisition of a subsidiary that are not individually identifiable is recognized as Goodwill. Goodwill is not amortized, but is tested for impairment at least annually or more frequently whenever there is any indication of impairment for a cash-generating unit (“CGU”) to which goodwill is allocated. The NEC Group initially measures goodwill at the acquisition date as the excess of the aggregate of consideration transferred, amount of any non-controlling interest in the acquired entity, and acquisition-date fair value of any previous equity interest in the acquired entity, less the net recognized amount of the identifiable assets acquired and liabilities assumed. If those amounts are less than the fair value of the net identifiable assets of the business acquired, the difference is recognized directly in profit or loss as a bargain purchase gain.

Intangible Assets

Development expenditures on software for sale and software for internal use are recognized as intangible assets, if all of the following criteria of capitalization are met:

- the technical feasibility of completing the intangible asset so that it will be available for use or sale;

- its intention to complete the intangible asset and use or sell it;

- its ability to use or sell the intangible asset;

- how the intangible asset will generate probable future economic benefits;

- the availability of adequate technical, financial, and other resources to complete the development and to use or sell the intangible asset; and

- its ability to measure reliably the expenditure attributable to the intangible asset during its development.

Other intangible assets, such as patents and licenses, are recognized at cost when acquired. Intangible assets acquired in business combinations and recognized separately from goodwill, including acquired capitalized development costs, are recognized at fair value at the acquisition date.

Intangible assets with definite useful lives are amortized mainly on a straight-line basis over their estimated useful lives from the date when the assets are available for use. Amortization of intangible assets is included in cost of sales and selling, general and administrative expenses. Customer relationship is amortized on a straight-line basis over the estimated useful lives. Software for sale is amortized based on the expected sales volume over the expected effective period unless such amortization method does not reflect the pattern of consumption of the expected future benefits from the asset. In such cases, software for sale is amortized on a straight-line basis over the remaining useful life. Software for internal use is amortized on a straight-line basis over the estimated useful lives. Other intangible assets, such as patents and licenses, are amortized from the date when the asset is available for use over the estimated useful lives, such as a contract period, using the method that reflects the pattern of consumption of the future economic benefits by the NEC Group.

The estimated useful lives of major intangible assets are as follows:

Software for sale	1 - 9 years
Software for internal use	3 - 5 years
Customer relationship	3 - 19 years
Acquired capitalized development costs	7 - 17 years
Others	2 - 10 years

Amortization methods, useful lives, and residual values of intangible assets with definite useful lives are reviewed at the end of each reporting period and revised as necessary.

Leases

At inception of a contract, the NEC Group assesses whether the contract is, or contains, a lease. The NEC Group determines a contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. In addition, the NEC Group elected not to recognize right-of-use assets and lease liabilities for either short-term leases with a lease term of 12 months or less or leases for which the underlying assets are of low value. The NEC Group recognizes the lease payments associated with those leases as an expense on a straight-line basis over their lease term.

As a lessee

At the commencement date of a lease, the NEC Group recognizes right-of-use assets that represent the right to use an underlying asset and a lease liability that represents its obligation to make lease payments. The lease liabilities are measured at the present value of the lease payments that are not paid at the commencement date. The lease payments are discounted using the interest rate implicit in the lease, if it is readily determinable, or otherwise, the lessee’s incremental borrowing rate.

Lease payments included in the measurement of the lease liability comprise the following:

- fixed payments, including in-substance fixed payments;

- variable lease payments that depend on an index or a rate, initially measured using the index or rate at the commencement date;

- amounts expected to be payable under a residual value guarantee;

- the exercise price under a purchase option that the NEC Group is reasonably certain to exercise; and

- penalties for early termination of a lease unless the NEC Group is reasonably certain not to terminate the lease early.

The lease liability is subsequently measured at amortized cost using the effective interest method, and is remeasured under certain circumstances, such as when there is a change in future lease payments arising from a change in an index or a rate, if there is a change in the NEC Group’s estimate of the amount expected to be payable under a residual value guarantee, or if the NEC Group changes its assessment of whether it will exercise a purchase, extension or termination option.

The right-of-use assets are initially measured at the initial measurement amount of the lease liabilities adjusted for any prepaid lease payments before the commencement date and certain other items, and are subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the underlying asset or the end of the lease term. The estimated useful lives of the underlying assets are determined on the same basis as those of property, plant and equipment. In addition, after the commencement date, the right-of-use asset is measured at cost less accumulated depreciation and accumulated impairment losses, adjusted for remeasurements of the lease liability. The right-of-use assets are presented as part of property, plant, and equipment, net.

Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories that are interchangeable is determined principally by using the first-in first-out method or the periodic average method, whereas the cost of inventories of items that are not interchangeable is determined by using the specific identification of their individual cost. Cost of inventories comprises all costs of purchase, costs of production, costs of conversion, and other costs incurred in bringing the inventories to their present location and condition. Costs of finished goods and work in process include an allocation of production overheads that are based on the normal capacity of the production facilities. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale.

Impairment of Non-Financial Assets

Non-financial assets other than inventories, deferred tax assets, assets held for sale, assets arising from employee benefits and contract assets and assets recognized from costs to obtain a contract with a customer are assessed for indications of impairment at the end of each reporting period. This assessment is performed for an asset or a CGU, which is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. An impairment loss is recognized in profit or loss and the carrying amount is reduced to the recoverable amount. The recoverable amount is determined for an individual asset, or a CGU when the individual asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. The NEC Group’s corporate assets do not generate independent cash inflows. If there is any indication that corporate assets may be impaired, the recoverable amount is estimated for the CGU to which the corporate assets belong. Corporate assets are assets other than goodwill that contribute to the future cash flows of both the CGU to which the corporate assets belong and other CGUs, and include land or buildings held by administrative departments.

The recoverable amount is the higher of the fair value of an asset or a CGU, less costs of disposal and its value in use. Value in use is calculated as the present value of the estimated future cash flows associated with the asset or CGU. In assessing value in use, the estimated future cash flows are discounted to the present value using a pre-tax discount rate, which reflects current market assessments of the time value of money and any risks specific to the asset or the CGU.

For goodwill and intangible assets with indefinite useful lives, the recoverable amount is estimated at the same time each year for the level of a CGU to which goodwill and intangible assets with indefinite lives have been allocated, and they are also tested for impairment whenever there is any indication of impairment.

An impairment loss recognized in prior periods for an asset other than goodwill is reversed if there is any indications that the loss recognized for the asset may no longer exist or may have decreased, and if, and only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. Impairment losses are reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, had no impairment loss been recognized. Impairment losses on goodwill are not reversed.

Assets Held for Sale

A non-current asset or disposal group is classified as held for sale if its carrying amount will be recovered through a sale transaction rather than through its continuing use. The condition above is met only when the asset is available for immediate sale in its present condition and its sale is highly probable. If the NEC Group commits to a sale plan involving loss of control of a subsidiary, it classifies all the assets and liabilities of the subsidiary as held for sale when the criteria set out above are met, regardless of whether it will retain a non-controlling interest in its former subsidiary after the sale. Non-current assets or disposal groups classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell. Property, plant and equipment and intangible assets classified as held for sale are not depreciated or amortized.

Employee Benefits

Defined Benefit Plans

The NEC Group’s defined benefit plans consist of defined benefit pension plans and lump-sum severance payment plans. For defined benefit plans, the present value of defined benefit obligations, less the fair value of plan assets is recognized as either liability or asset. Defined benefit obligations are measured separately for each plan by discounting estimated amount of future benefits employees have earned in return for their services in the current and prior periods to its present value. The discount rate is the yield at the reporting date on high-quality corporate bonds that is consistent with the currency and estimated terms of the NEC Group’s post-employment benefit obligations. The NEC Group uses the projected unit credit method to determine the present value of defined benefit obligations, service cost, and the past service cost for each defined benefit obligation. Past service costs arising from a plan amendment or curtailment are recognized in profit or loss upon occurrence of the plan amendment or curtailment. Remeasurement of net defined benefit plans is recognized in full as other comprehensive income and not reclassified to retained earnings in subsequent periods.

Defined Contribution Pension Plans

Defined contribution pension plans are post-employment benefit plans under which the NEC Group pays fixed contributions to a separate entity (fund) and has no legal or constructive obligations to pay further amounts. Contributions to defined contribution pension plans are recognized as expense in profit or loss when the employees render related services.

Provisions

Provisions are recognized when the NEC Group has present legal or constructive obligations as a result of past events, it is probable that outflows of resources embodying economic benefits will be required to settle the obligations and reliable estimates can be made of the amount of the obligations.

Revenue

In accordance with IFRS 15, the following five-step approach is applied to recognize revenue, except for interest and dividend income within the scope of IFRS 9 and lease payments within the scope of IFRS 16.

Step 1: Identify the contract with a customer

Step 2: Identify performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to each performance obligation in the contract

Step 5: Recognize revenue when (or as) each performance obligation is satisfied

Identifying Distinct Performance Obligations in Contracts with Customers

The NEC Group recognizes revenue from contracts with customers for contracts for hardware and packaged software deployments, for services to customers and for system integrations and equipment constructions. The NEC Group identifies distinct promised goods or services (i.e., performance obligations) within these contracts and accounts for revenue in accordance with their performance obligations. The NEC Group separately accounts for the good or service, if a promised good or service is distinct where the NEC Group’s promise to transfer the good or service to the customer is separately identifiable from other promises in the contracts, and a customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer.

Determining the Transaction Price

The NEC Group considers the effects of variable consideration, constraining estimates of variable consideration, the existence of a significant financing component in the contract, non-cash consideration, and consideration payable to a customer when determining the transaction price. The NEC Group recognizes a variable consideration, which consists primarily of sales incentives that are offered to wholesalers and retailers as part of the NEC Group’s sales promotion activities. When there is a possibility of subsequent variability in the consideration receivable from these customers, the variable consideration is estimated and included in revenue to the extent that it is highly probable that its inclusion will not result in a significant reversal in the amount of cumulative revenue recognized when the uncertainty has been subsequently resolved. When estimating the sales incentives, NEC Group uses the expected value method considering the historical experience of sales by customers and products. In assessing whether a contract contains a financing component and whether that financing component is significant to the contract, the NEC Group considers the difference, if any, between the amount of promised consideration and the cash selling price of the promised goods or services. The NEC Group also considers the combined effect of the expected length of time between when it transfers the promised goods or services to the customer and when the customer pays for those goods or services and the prevailing interest rates in the relevant market.

Allocating the Transaction Price to Performance Obligation

The NEC Group allocates the transaction price to each performance obligation (or distinct good or service) in an amount that depicts the amount of consideration to which it expects to be entitled in exchange for transferring the promised goods or services to the customer. To allocate the transaction price to each performance obligation on a relative stand-alone selling price basis, the stand-alone selling price at contract inception of the distinct good or service underlying each performance obligation in the contract is determined and the transaction price is allocated in proportion to those stand-alone selling prices. A stand-alone selling price is estimated if it is not directly observable. For contracts for hardware and packaged software deployments, the NEC Group estimates stand-alone selling prices mainly based on adjusted market assessment approach. For contracts for services to customers and for system integrations and equipment constructions, the NEC Group estimates stand-alone selling price mainly based on expected cost plus a margin approach.

Satisfaction of Performance Obligation

The NEC Group recognizes revenue when or as the NEC Group satisfies a performance obligation at a point in time or over time by transferring promised goods or services to a customer.

The NEC Group recognizes revenue over time if one of the following criteria is met; i) the customer simultaneously receives and consumes the benefits provided by the NEC Group’s performance as the NEC Group performs, ii) the NEC Group’s performance creates or enhances an asset that the customer controls as the asset is created or enhanced, or iii) the NEC Group’s performance does not create an asset with an alternative use to the NEC Group and it has an enforceable right to payment for performance completed to date. If none of the above is met, the NEC Group recognizes revenue at a point in time when it is determined that control of an asset is transferred to a customer.

Performance Obligations and Revenue Measurement Methods by Type of Goods or Services

Contracts for Hardware and Packaged Software Deployments

The major transactions regarding revenue from contracts for hardware and packaged software deployments are hardware (servers, mainframes, supercomputers, storage, business PCs, POS, ATMs, control equipment, wireless LAN routers), software (integrated operation management, application servers, security, database software), enterprise network solutions (IP telephony systems, WAN/wireless access equipment, LAN products), and network infrastructure (core network, mobile phone base stations, optical transmission systems, routers / switches, wireless backhaul).

The NEC Group recognizes revenue when control over goods is transferred to customers. To determine the point in time at which the control is transferred to the customer, the NEC Group considers whether or not a) the NEC Group has a present right to payment for the asset; b) the customer has legal title to the asset; c) the NEC Group has transferred physical possession of the asset; d) the customer has the significant risks and rewards related to the ownership of the asset; and e) the customer has accepted the asset. This transfer generally corresponds to the date of the inspection by the customer.

Revenue on Hardware requiring significant services, including installation, such as servers and network products, is in principle recognized upon the customer’s acceptance. Revenue on standard Hardware, such as personal computers and electronic devices, is recognized in principle upon delivery, where the control of the Hardware is transferred to the customer.

Contracts for Services to Customers (Including Maintenance and Outsourcing)/Contracts for System Integrations and Equipment Constructions

The major transactions regarding revenue from contracts for services to customers/system integrations and equipment constructions are systems integration (systems implementation, consulting), safer city (public safety, digital government and digital finance), software & services for service providers (Operation Support System (OSS)/ Business Support System (BSS)), services & management (OSS/BSS, and service solutions), network infrastructure (submarine systems), outsourcing/cloud services and maintenance and support.

Supply of the above services usually corresponds to any of the following criteria: a) the customer simultaneously receives and consumes all of the benefits provided by the NEC Group as the NEC Group performs; b) the NEC Group’s performance creates or enhances an asset that the customer controls as the asset is created; or c) the NEC Group’s performance does not create an asset with an alternative use to the NEC Group and the NEC Group has an enforceable right to payment for performance completed to date and, therefore, is a performance obligation that is satisfied over time. If the progress toward complete satisfaction of the performance obligation can be reasonably measured, revenue from a service is recognized by measuring the progress. If the progress cannot be reasonably measured, revenue from a service is recognized only to the extent of the costs incurred if the NEC Group expects to recover the costs until such time that the outcome of the performance obligation can be reasonably measured.

Revenue for fixed price service contracts, including construction contracts is in principle recognized by the method of measuring the progress based on the costs incurred to date as a percentage of the total estimated project costs. When milestones for the obligations to be performed by the NEC Group are defined at contract inception, revenue is recognized based on completion of the contractual milestones.

Revenue on ongoing service contracts is recognized by measuring the progress based on the period of services already provided over the entire service period. Where outsourcing services are charged on a per unit basis, such as data usage, revenue is recognized when the service is provided. Where services are charged on a time period basis, revenue is recognized evenly over the period of the service contract. For maintenance, in principle revenue is recognized over the period in which the services are provided; however, where the contracts are charged on a time basis, revenue is recognized on a time and materials basis.

Where changes occur in the initial estimates of revenues, measure of progress, and costs incurred for a contract, the cumulative impact arising from a change of estimates is recognized in profit or loss in the period in which the changes become certain and possible to be estimated.

Contracts with Multiple Performance Obligations

Contracts with multiple performance obligations represent one contract that consists of several types of goods or services, such as supply of Hardware and related services or supply of software sales and support services. Goods or services promised to a customer are identified as a distinct performance obligation if the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (i.e., the good or service is capable of being distinct); and the NEC Group’s promise to transfer the goods or service to the customer is separately identifiable from other promises in the contract (i.e., the promise to transfer the good or service is distinct within the context of the contract).

The transaction price is allocated to each performance obligation on a relative stand-alone selling price basis, as mentioned above.

Methods for Measuring Progress

When revenue is recognized over time, the NEC Group measures the progress to depict the performance in transferring control of goods or services promised to a customer. Revenue is recognized for a performance obligation satisfied over time only if the progress can be reasonably measured. When the progress cannot be measured reasonably, revenue is recognized only to the extent of the costs incurred.

Product Warranty

The NEC Group repairs or exchanges products for free of charge to honor warranty within the warranty period after the sale of products or delivery of developed software based on contracts. Product warranty liabilities are recognized for individually estimated future warranty costs using the historical ratio of warranty costs to net sales or other relevant factors, considering the additional incremental costs that are expected to be incurred. If a product warranty is purchased separately or purchased in addition to the standard warranty by a customer, the product warranty is identified as a separate performance obligation. The transaction price is allocated to the performance obligation and revenue is recognized for the allocated amount over a warranty period.

Contract Asset and Contract Liability

Contract asset is an entity’s right to consideration in exchange for goods or services that the entity has transferred to a customer when that right is conditioned on something other than the passage of time (i.e., the entity’s future performance) and contract liability is an entity’s obligation to transfer goods or services to a customer for which the entity has received consideration or the amount is due from the customer. Advances received from construction contracts are recorded as “contract liabilities” in the consolidated statements of financial position.

Contract Costs

An asset is recognized for the incremental costs of obtaining a contract with a customer and costs to fulfill a contract if those costs are expected to be recovered. The costs are amortized on a systematic basis that is consistent with the transfer to the customer of the goods or services to which the asset relates.

Income Taxes

Income tax expenses comprise current and deferred taxes, both of which are recognized in profit or loss, except for the tax arising from transactions which are recognized either directly in equity or other comprehensive income.

Current tax is the expected tax payable or receivable on taxable profit or tax losses for the reporting period, using tax rates and tax laws enacted or substantively enacted at the end of the reporting period.

Deferred taxes are calculated based on the temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes, and unused tax losses carryforward at the end of the reporting period.

Deferred tax assets and liabilities are not recognized for the following temporary differences:

- Temporary differences on the initial recognition of an asset or liability in a transaction which is not a business combination and that affects neither accounting nor taxable profit nor loss;

- Temporary differences arising from investments in subsidiaries, associates, and joint arrangements to the extent that it is probable that the temporary difference will not reverse in the foreseeable future; and

- Taxable temporary differences arising on the initial recognition of goodwill.

Deferred tax assets and liabilities are measured using the tax rates that are expected to apply to the period in which the temporary differences are expected to reverse based on the tax rates and tax laws that have been enacted or substantively enacted at the end of the reporting period.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and the deferred tax assets and liabilities are for those related to income taxes levied by the same taxation authority on the same taxable entity.

A deferred tax asset is recognized for the carryforward of unused tax losses, and deductible temporary differences to the extent that it is probable that future taxable profit will be available against which they can be utilized.

The amount of deferred tax assets is reduced to the extent that it is no longer probable that future taxable income would be sufficient to allow the benefit of part or all of the deferred tax asset to be utilized.

Share Capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of ordinary shares are recognized as a deduction from equity.

Treasury shares are measured at cost and deducted from equity. When NEC Group sells the treasury shares subsequently, the difference between the carrying amount and the consideration received is recognized in share premium. Additional costs directly related to repurchase or sale of treasury shares are deducted from equity.

3. Accumulated depreciation of property, plant and equipment

	JPY (millions)
Items	Fiscal year ended March 31, 2020	Fiscal year ended March 31, 2021
Accumulated depreciation of property, plant and equipment	930,832	969,500

4. Other components of equity

A breakdown of other components of equity is as follows:

	JPY (millions)
Items	As of March 31, 2020	As of March 31, 2021
Remeasurements of defined benefit plans	(35,326)	89,431
Exchange differences on translating foreign operations	(32,415)	(5,712)
Cash flow hedges	(609)	(1,841)
Equity instruments designated as measured at fair value through other comprehensive income	9,886	66,395

Total	(58,464)	148,273

5. Assets Held for Sale

(Fiscal year ended March 31, 2020)

NEC Display Solutions, Ltd. (“NDS”), which was classified as an asset held for sale as of March 31, 2020, used to belong to the “Global” segment. It is no longer a subsidiary of the Company due to the completion of the transfer of its 66% share on November 1, 2020. Along with this transfer of stock, NDS changed its company name to Sharp NEC Display Solutions, Ltd., and became an associate accounted for using the equity method of the Company. In addition, as the Company completed the transfer of all of the shares of Showa Optronics Co., Ltd (“Showa Optronics”) on June 1, 2020, Showa Optronics has been excluded from the scope of consolidation of the NEC Group.

JPY (millions)
Items	Amount
Cash and cash equivalents	4,161
Trade and other receivables	12,349
Inventories	16,496
Other assets	8,204

Total assets	41,210

JPY (millions)
Items	Amount
Trade and other payables	11,786
Other liabilities	18,347

Total liabilities	30,133

(Fiscal year ended March 31, 2021)

There are no disposal group held for sale as of March 31, 2021.

6. Finance income and Finance costs

	JPY (millions)
	Fiscal year ended March 31, 2020	Fiscal year ended March 31, 2021
Finance income
Interest income	1,994	1,037
Dividend income	5,148	4,162
Gain on sales of associates	135	3,365
Foreign exchange gains, net	—	758
Other	1,200	369

Total	8,477	9,691

	JPY (millions)
	Fiscal year ended March 31, 2020	Fiscal year ended March 31, 2021
Finance costs
Interest expenses	9,844	8,527
Foreign exchange losses, net	3,560	—
Other	2,060	2,086

Total	15,464	10,613

Notes

“Gain on sales of associates” in the fiscal year ended March 31, 2021 is mainly from the sale of shares of SINCERE Corporation.

Interest income arises from financial assets measured at amortised cost. Dividend income arises from equity instruments designated as measured at fair value through other comprehensive income. In addition, interest expenses arise from financial liabilities measured at amortized cost and lease liabilities.

7. Total number of issued shares

	Fiscal year ended March 31, 2020	Fiscal year ended March 31, 2021
Total number of issued shares (Thousands of shares)
Beginning of the year	260,473	260,473
Changes during the year	—	12,377
End of the year	260,473	272,850

Note: The number of shares is rounded to the nearest thousand.

(Overview of Change)

The board of directors of the Company passed a resolution as of June 25, 2020, to issue 12,376,600 new shares and dispose of 647,000 treasury shares (a total of 13,023,600 shares) at a price of 4,950 JPY per share, or 64,467 million JPY in total, to NTT Corporation by way of third-party allotment. The board of directors also passed a resolution as of the same date, to execute a capital and business alliance agreement with NTT Corporation, and executed the agreement on the same date. The payment for the shares has completed on July 10, 2020.

8. Dividends

(1) Dividends paid

Fiscal year ended March 31, 2020

Resolution	Type of shares	Total dividends JPY (millions)	Source of dividends	Dividends per share (yen)	Record date	Effective date
April 26, 2019 Board of Directors	Ordinary shares	10,393	Retained earnings	40	March 31, 2019	June 3, 2019

Resolution	Type of shares	Total dividends JPY (millions)	Source of dividends	Dividends per share (yen)	Record date	Effective date
October 29, 2019 Board of Directors	Ordinary shares	7,795	Retained earnings	30	September 30, 2019	December 2, 2019
Fiscal year ended March 31, 2021
Resolution	Type of shares	Total dividends JPY (millions)	Source of dividends	Dividends per share (yen)	Record date	Effective date
May 12, 2020 Board of Directors	Ordinary shares	10,393	Retained earnings	40	March 31, 2020	June 1, 2020

Resolution	Type of shares	Total dividends JPY (millions)	Source of dividends	Dividends per share (yen)	Record date	Effective date
October 29, 2020 Board of Directors	Ordinary shares	10,914	Retained earnings	40	September 30, 2020	December 1, 2020
(2) Dividend for which the record date is in the fiscal year ended March 31, 2021, and the effective date is in the following fiscal year
Resolution	Type of shares	Total dividends JPY (millions)	Source of dividends	Dividends per share (yen)	Record date	Effective date
May 12, 2021 Board of Directors	Ordinary shares	13,642	Retained earnings	50	March 31, 2021	June 1, 2021

9. Segment Information

(1) General information about reportable segments

The NEC Group has five reportable segments: Public Solutions business, Public Infrastructure business, Enterprise business, Network Services business and Global business, all of which are operating segments. Operating segments are defined as the components of the NEC Group for which separate financial information is available that is evaluated regularly by the board of directors of the Company, which is the NEC Group’s chief operating decision maker in deciding how to allocate resource and in assessing performance. The NEC Group’s various operations are classified into the following five operating segments or other business activities based primarily on the characteristics of the customers served.

Descriptions of each reportable segment are as follows:

Public Solutions business mainly provides Systems Integration (Systems Implementation, Consulting), Maintenance and Support, Outsourcing / Cloud Services, and System Equipment, for Public, Healthcare, and Regional industries.

Public Infrastructure business mainly provides Systems Integration (Systems Implementation, Consulting), Maintenance and Support, Outsourcing / Cloud Services, and System Equipment, for Government, and Media industry.

Enterprise business mainly provides Systems Integration (Systems Implementation, Consulting), Maintenance and Support, Outsourcing / Cloud Services, and System Equipment, for Manufacturing, Retail, Services and Finance industries.

Network Services business mainly provides Network Infrastructure (Core Network, Mobile Phone Base Stations, Optical Transmission Systems, Routers / Switches) and Systems Integration (Systems Implementation, Consulting), and Services & Management (OSS/BSS, Service Solutions), for telecom market in Japan.

Global business mainly provides Safer Cities (Public Safety, Digital Government), Software Services for Service Providers (OSS/BSS), Network Infrastructure (Submarine Systems, Wireless Backhaul), System Devices (Displays, Projectors), and Energy Storage System.

Notes:

    OSS: Operation Support System, BSS: Business Support System

(2) Changes to reportable segments and matters related to measurement for segment profit or loss

From the fiscal year ended March 31, 2021, the NEC Group’s descriptions of the reportable segments have been revised based on a new performance management system and a new organization structure effective as of April 1, 2020.

Under the former organization structure, among the products and services provided by each business unit to customers, products and services managed by other business units were recorded as revenue in the segment to which the business unit managing the products and services belonged. However, sales revenue of products and services are now recorded in the business unit providing products and services to customers.

Along with this, the “System Platform” segment is no longer an operating segment, and, excluding revenue recorded in other operating segments, revenue previously recorded in the “System Platform” segment, is now included in “Others”.

The NEC Group also made segment changes due to organizational reforms and changes in the management system of subsidiaries that have been implemented to accelerate business development related to digital transformation (DX) and strengthen business execution capabilities by integrating businesses with compatibility. In connection with this revision, segment information for the fiscal year ended March 31, 2020 has been reclassified to conform to the presentation of the revised segments for the fiscal year ended March 31, 2021.

Segment profit (loss) is measured by deducting amortization of intangible assets recognized as a result of M&A and expenses for acquisition of companies (financial advisory fees and other fees) from operating profit (loss). This segment profit (loss) is an indicator for measuring underlying profitability in order to clarify the contribution of acquired companies to NEC Group’s overall earnings. Intersegment revenues are made at amount that approximates arm’s-length prices.

(3)Information about revenue, income or loss by reportable segment

(Fiscal Year ended March 31, 2020)

	JPY (millions)
	Reportable Segments
	Public Solutions	Public Infrastructure	Enterprise	Network Services	Global	Total	Others (Note 1)	Reconciling items (Note 2)	Consolidated Total
Revenue
External customers	478,352	678,767	549,796	482,692	493,073	2,682,680	412,554	—	3,095,234
Intersegment	15,556	4,241	44,417	9,498	524	74,236	12,605	(86,841)	—

Total	493,908	683,008	594,213	492,190	493,597	2,756,916	425,159	(86,841)	3,095,234

Segment profit (loss)	34,236	64,198	52,080	30,566	(3,167)	177,913	24,388	(56,503)	145,798

Acquisition-related amortization of intangible assets									(16,968)
Expenses for M&A									(1,221)

Operating profit									127,609

Finance income									8,477
Finance costs									(15,464)
Share of profit of entities accounted for using the equity method									3,347

Profit before income taxes									123,969

(Fiscal Year ended March 31, 2021)

	JPY (millions)
	Reportable Segments
	Public Solutions	Public Infrastructure	Enterprise	Network Services	Global	Total	Others (Note 1)	Reconciling items (Note 2)	Consolidated Total
Revenue
External customers	425,060	692,876	503,074	538,810	449,988	2,609,808	384,215	—	2,994,023
Intersegment	13,472	3,829	38,431	8,543	674	64,949	6,709	(71,658)	—

Total	438,532	696,705	541,505	547,353	450,662	2,674,757	390,924	(71,658)	2,994,023

Segment profit (loss)	39,361	59,399	48,210	41,204	7,495	195,669	7,695	(25,128)	178,236

Acquisition-related amortization of intangible assets									(22,769)
Expenses for M&A									(1,708)

Operating profit									153,759

Finance income									9,691
Finance costs									(10,613)
Share of profit of entities accounted for using the equity method									4,994

Profit before income taxes									157,831

Notes:

1.	“Others” mainly includes businesses such as business consulting and package solution services for the fiscal years ended March 31, 2020 and 2021.

2.

“Reconciling items” in segment profit (loss) includes amounts not allocated to each reportable segment that consist principally of corporate expenses of 60,769 million JPY, and 26,400 million JPY for the fiscal years ended March 31, 2020, and 2021, respectively. Corporate expenses are mainly general and administrative expenses and research and development expenses incurred at the headquarters of NEC. Also, these reconciling items include the gain on sales of the land of Sagamihara Plant recorded during the fiscal year ended March 31, 2021.

(4)Information about geographic areas

Revenue from external customers

	JPY (millions)
	Fiscal year ended March 31, 2020	Fiscal year ended March 31, 2021
Japan	2,343,260	2,290,784
North America and Latin America	164,075	132,455
Europe, Middle East, and Africa	234,097	228,396
China, East Asia, and Asia Pacific	353,802	342,388

Total	3,095,234	2,994,023

10. Earnings Per Share

The calculation of basic earnings per share (“EPS”) and diluted EPS has been based on the following profit attributable to ordinary shareholders of the parent company for the fiscal years ended March 31, 2020, and 2021:

	JPY (millions)
	2020	2021
Net profit attributable to owners of the Company	99,967	149,606

Net profit attributable to ordinary shareholders of the parent to calculate basic EPS	99,967	149,606
Net profit attributable to ordinary shareholders of the Company after adjustment for the effects of dilutive potential ordinary shares	99,967	149,606
Weighted-average number of ordinary shares to calculate basic EPS (in thousands of shares)	259,644	268,504

Weighted-average number of ordinary shares (diluted) (in thousands of shares)	259,644	268,504
Basic EPS (JPY)	385.02	557.18
Diluted EPS (JPY)	385.01	557.18

Note:

Net Profit attributable to ordinary shareholders of the Company after adjustment for the effects of dilutive potential ordinary shares includes the effect of share options issued by Japan Aviation Electronics Industry Ltd., a subsidiary of the Company.

11. Business Combinations

(Fiscal year ended March 31, 2020)

There was no significant business combination.

(Fiscal year ended March 31, 2021)

Business combination of a subsidiary

The Company has acquired all of the shares of WP/AV CH Holdings I B.V. (“WP/AV CH Holdings I”), which owns 100% share of Avaloq Group AG (“Avaloq Group”), a Swiss financial software company, from Avaloq Group’s shareholding association, and a shareholder of WP/AV CH Holdings I that is indirectly wholly owned by funds managed by Warburg Pincus LLC, and Avaloq Group became a consolidated subsidiary of the Company. Through this acquisition, the NEC Group expects to acquire the knowledge of software and domain in the digital finance field, to globally promote business participation in such field, and to strengthen businesses in the digital government field. A summary of this transaction is as follows:

Summary of the business combination

Name of the acquired company and its business

(i) Name:	WP/AV CH Holdings I

(ii) Type of Business:	Software for financial institutions

Main reason for the business combination

To expand businesses and improve profitability, mainly in the digital government and digital finance areas, by globally developing SaaS business models that utilize software and technologies from throughout the NEC Group including the acquired company, Avaloq Group.

Date of the business combination; December 22, 2020

Percentage of voting rights acquired on the acquisition date: 100.00%

Consideration for the acquisition

JPY (millions)
Item	Amount
Cash and cash equivalents	216,886

Total	216,886

Acquisition-related costs

The Company incurred outsourcing service expenses and other expenses as the acquisition-related costs for the business combination of 1,298 million JPY related to the share acquisition. These costs were included in “Selling, general and administrative expenses” in the consolidated statement of profit or loss for the fiscal year ended March 31, 2021.

Fair value of assets acquired and liabilities assumed at the acquisition date

JPY (millions)
Item	Amount
Current assets
Cash and cash equivalents	15,444
Trade receivables	13,504
Others	1,104
Non-current assets
Property, plant and equipment	10,743
Intangible assets	178,024
Others	20,788

Total assets	239,607

Current liabilities
Trade payables	2,871
Contract liabilities	23,764
Others	13,414
Non-current liabilities
Financial Liabilities	47,712
Others	33,160

Total liabilities	120,921

Equity	118,686

The fair value is determined using generally accepted valuation techniques based on assumptions such as future cash flows and discount rate based on future earnings forecasts. Total contractual balance of trade receivables amounted to 13,875 million JPY of which expected uncollectible balance of 371 million JPY at the date of business combination has been deducted.

Goodwill arising on acquisition

JPY (millions)
Item	Amount
Consideration for the acquisition	216,886
Non-controlling interests	149
Fair value of identifiable net liabilities acquired by the NEC Group	(118,686)

Goodwill arising on acquisition	98,349

Non-controlling interests are measured by the percentage of interests owned by non-controlling shareholders to the fair value of identifiable net assets of the acquired company group. Goodwill mainly reflects excess earnings power and synergies with existing businesses. Entire goodwill is not expected to be deductible for tax purposes.

Impact on the NEC Group’s performance

(i)

Revenue and net profit of the acquired company that was incurred after the acquisition date recorded in the consolidated statement of profit or loss for the fiscal year ended March 31, 2021 were 16,415 million JPY and 662 million JPY, respectively.

(ii)

Assuming that this business combination had taken place at the beginning of the fiscal year ended March 31, 2021 the NEC Group’s revenue and net profit in the consolidated statement of profit or loss for the fiscal year ended March 31, 2021 would have been 3,042,864 million JPY and 163,915 million JPY, respectively (information outside the scope of the audit).

12. Subsequent Events

There are no significant subsequent events.

5. Cautionary Statement with Respect to Forward-Looking Statements

This material contains forward-looking statements regarding estimations, forecasts, targets and plans in relation to the results of operations, financial conditions and other overall management of the NEC Group (the “forward-looking statements”). The forward-looking statements are made based on information currently available to the Company and certain assumptions considered reasonable as of the date of this material. These determinations and assumptions are inherently subjective and uncertain. These forward-looking statements are not guarantees of future performance, and actual operating results may differ substantially due to a number of factors.

The factors that may influence the operating results include, but are not limited to, the following:

•	adverse economic conditions in Japan or internationally;

•	foreign currency exchange and interest rate risks;

•	changes in the markets in which the NEC Group operates;

•	the recent outbreak of the novel coronavirus;

•	potential inability to achieve the goals in the NEC Group’s medium-term management plan;

•	fluctuations in the NEC Group’s revenue and profitability from period to period;

•	difficulty achieving the benefits expected from acquisitions, business combinations and reorganizations;

•	potential deterioration in the NEC Group’s relationships with strategic partners or problems relating to their products or services;

•	difficulty achieving the NEC Group’s growth strategies outside Japan;

•	potential inability to keep pace with rapid technological advancements in the NEC Group’s industry and to commercialize new technologies;

•	intense competition in the markets in which the NEC Group operates;

•	risks relating to the NEC Group’s concentrated customer base;

•	difficulties with respect to new businesses;

•	potential failures in the products and services the NEC Group provides;

•	potential failure to procure components, equipment or other supplies;

•	difficulties protecting the NEC Group’s intellectual property rights;

•	potential inability to obtain certain intellectual property licenses;

•	the NEC Group’s customers may encounter financial difficulties;

•	difficulty attracting, hiring and retaining skilled personnel;

•	difficulty obtaining additional financing to meet the NEC Group’s funding needs;

•	potential failure of internal controls;

•	potentially costly and time-consuming legal proceedings;

•	risks related to regulatory change and uncertainty;

•	risks related to environmental laws and regulations;

•	information security and data protection concerns and restrictions;

•	potential changes in effective tax rates or deferred tax assets, or adverse tax examinations;

•	risks related to corporate governance and social responsibility requirements;

•	risks related to natural disasters, public health issues, armed hostilities and terrorism;

•	risks related to the NEC Group’s pension assets and defined benefit obligations; and

•	risks related to impairment losses with regard to goodwill.

The forward-looking statements contained in this material are based on information that NEC possesses as of the date hereof. New risks and uncertainties come up from time to time, and it is impossible for NEC to predict these events or how they may affect the NEC Group. NEC does not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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